Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

SunPower Manufacturing Philippines, Ltd.	Cayman Islands
SunPower Technology, Ltd.	Cayman Islands
SunPower Corporation (Switzerland) Ltd.	Switzerland
SunPower North America, Inc.	Delaware